UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1) *

POLARITYTE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

731094108
(CUSIP Number)

Michael Brauser
3164 NE 31 Avenue
Lighthouse Point, FL 33064
561.757.4098

With a Copy to:

Michael K. Coran, Esq.
Matthew M. McDonald, Esq.
Klehr Harrison Harvey Branzburg LLP
1835 Market Street, Suite 1400
Philadelphia, PA 19103
215.569.2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
X
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
464,005
	8	SHARED VOTING POWER
1,242,742
	9	SOLE DISPOSITIVE POWER
464,005
	10	SHARED DISPOSITIVE POWER
1,242,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,706,747(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 464,005 shares of common stock of the Issuer held by Michael Brauser, (ii) 591,945 shares of common stock held by Grander Holdings, Inc. 401K, (iii) 595,996 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“TBE”), (iv) 14,533 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation, (v) 30,268 shares held by BSIG, LLC and (vi) 10,000 held by Greenstone Capital, LLC. Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Brauser is manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Mr. Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael & Betsy Brauser Tenants by Entirety
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
595,996
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
595,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Michael & Betsy Brauser Tenants by Entirety. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grander Holdings, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
591,945(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
591,945(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,945(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy & Michael Brauser Charitable Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,533 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,533 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,533 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Brauser is the Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BSIG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,268 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,268 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,268 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(1)
Michael Brauser is the manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenstone Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(2)
Michael Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter T. Benz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,500
	8	SHARED VOTING POWER
132,499 (1)
	9	SOLE DISPOSITIVE POWER
85,500
	10	SHARED DISPOSITIVE POWER
132,499 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,999 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes (i) 125,499 shares of common stock of the Issuer held by BiCoastal Consulting Corp. Defined Benefit Plan and (ii) 7,000 shares of common stock held by BiCoastal Consulting Corp 401-K. Mr. Benz is the trustee of both BiCoastal Consulting Corp. Defined Benefit Plan and BiCoastal Consulting Corp 401-K and is deemed to hold voting and dispositive power over the securities held by such entities.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
125,499(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
125,499(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp. Defined Benefit Plan and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp 401-K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp 401-K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

This Amendment No. 1 amends the Schedule 13D filed on May 18, 2020 (the “Schedule 13D”) and relates to the common stock, par value $0.001 per share of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 123 Wright Brothers Drive, Salt Lake City, Utah 84116. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.
Purpose of Transaction

On May 18, 2020, counsel for Michael Brauser and Peter Benz (the “Stockholders”) delivered a letter to the board of directors (the “Board”) of the Issuer, pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “Demand Letter”). The purpose of the demand is to enable the Stockholders to (i) investigate mismanagement and/or improper conduct by the Board and officers of the Issuer; (ii) investigate whether the Board and officers of the Issuer engaged in self-dealing, breaches of applicable duties imposed by law and the certificate of incorporation and bylaws of the Issuer; (iii) secure information related to the Issuer’s financial condition and the value of the shares of common stock of the Issuer; (iv) enable the Stockholders to communicate with other stockholders of the Issuer; (v) assess the suitability of the current directors to serve on the Board; and (vi) enable the Stockholders to communicate with the Issuer’s other stockholders on matters relating to their interests as stockholders.

The Demand Letter was sent by the Stockholders following notification by the nominating and governance committee (the “Committee”) of the Board to Mr. Brauser that the Committee would be unable to recommend Mr. Brauser as a nominee to the Board in response to a request made by Mr. Brauser. The Stockholders explained that, in the event that the Committee continues to have reservations regarding the suggested nomination of Mr. Brauser to the Board, the Stockholders respectfully request that the Committee nominate three qualified independent candidates mutually selected by the Committee and the Stockholders. Such individuals would be nominated to fill the current vacancies in Class II and Class III of the Board.

As the Stockholders explained in the Demand Letter, their decision to make this request and send the Demand Letter was driven by, among other things, the following concerns (based on the Issuer’s Form 10-K, filed March 12, 2020, and other applicable public filings):

(1)
The decline in trading value of the shares of common stock of the Issuer over the past two years from a high of $38 per share in June 2018 to $0.82 per share as of May 15, 2020.

(2)
In the over eleven months since the formation of the new management team including David Seaburg and Richard Hague, the Stockholders have seen little effort from the Board to cut costs and improve the value of the shares of common stock of the Issuer. In 2019 alone, the Board depleted Company’s cash reserves by over $45 million, from $55,673,000 as of December 31, 2018 to $10,218,000 as of December 31, 2019.

(3)
While the Issuer was continuing to burn cash throughout 2019, the Board did not act to improve costs associated with its workforce and management. For example, the Issuer had 156 full time employees as of December 31, 2018 and 153 full time employees and 4 part time employees as of December 31, 2019. Furthermore, Messrs. Seaburg and Hague were awarded over $7.6 million in compensation during 2019, constituting over 10% of the Issuer’s market capitalization at year end.

(4)
Despite incurring research and development expenses of approximately $40 million since November 1, 2017, the Issuer has not reported meaningful progress with research and development projects. OsteoTE has not advanced per the Issuer’s original guidance from 2018 and other pipeline assets advertised during 2018 and 2019 have been removed from the pipeline chart, indicating a deficiency of meaningful progress. Meanwhile, during the same period, the Issuer’s general and administrative expenses were approximately $125 million, vastly outstripping the amount spent on research and development.

(5)
The Issuer’s lead asset, SkinTE, generated less than $2.5 million in revenue during 2019 despite the Issuer’s expenditures of approximately $17 million in sales and marketing, an increase of over $10 million from 2018.

(6)
In February 2020, the Board approved a highly dilutive financing at over a 25% discount to the previous closing price of the shares of common stock of the Issuer, an underwritten offering of 10,638,298 shares and warrants to purchase an additional 10,638,298 shares. Following the dilutive February 2020 share issuance, trading value of the shares continued to fall from over $4.00 per share in January 2020 to their current value of below $1.00 per share. Share count, and the attendant dilution, has nearly doubled in the past two years from 21.5 million on July 31, 2018 to 38.4 million per the Issuer’s 10-Q filed on May 11, 2020.

(7)
Following the dilutive February 2020 share issuance, in April 2020 (in the middle of the Covid-19 pandemic and associated economic downturn) the Board awarded current management with approximately 1.4 million additional shares of common stock of the Issuer as bonus compensation and equity incentives as well as cash bonuses to Mr. Hague and Cameron Hoyler.

(8)
It is not evident that the Board investigated and evaluated strategic alternatives to maximize value for all stockholders in lieu of the dilutive February 2020 share issuance, including the possibility of a merger or acquisition involving the Issuer.

(9)
It is unclear what Chief Executive Officer search, if any, was conducted by the Board prior to Mr. Seaburg’s appointment to the position. Mr. Seaburg has a sales and trading background, which is not the typical science-based background for an executive running a public biotechnology company moving toward commercialization. The Stockholders note that Mr. Seaburg spent over 20 years working at a company affiliated with the Chairman of the Board, which may account for his appointment as Chief Executive Officer as opposed to a more qualified candidate with knowledge of the Issuer’s business and industry.

The Stockholders believe they have the right to obtain additional facts to evaluate the Board’s actions and strategic direction of the Issuer relating to the above concerns. The Stockholders therefore requested that the books and records identified in the Demand Letter be made available to certain of its advisors.

[Signatures on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020

/s/ Michael Brauser
Michael Brauser, individually

BETSY & MICHAEL BRAUSER TENANTS BY ENTIRETY

By: /s/ Michael Brauser
Name: Michael Brauser

By: /s/ Betsy Brauser
Name: Betsy Brauser

GRANDER HOLDINGS, INC. 401K

By: /s/ Michael Brauser
Name: Michael Brauser
Title: Trustee

BETSY & MICHAEL BRAUSER CHARITABLE FAMILY FOUNDATION

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Director

BSIG, LLC

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Manager

GREENSTONE CAPITAL, LLC

By:  /s/ Benjamin Brauser
Name: Benjamin Brauser
Title: Manager

/s/ Peter T. Benz
Peter T. Benz, individually

BICOASTAL CONSULTING CORP. DEFINED BENEFIT PLAN

By: /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

BICOASTAL CONSULTING CORP 401-K

By: /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).